NETFABRIC HOLDINGS, INC.
299 Cherry Hill Road,
Parsippany, NJ 07084

August 10, 2007

Mr. Ethan Horowitz,
Staff Accountant
Office of Emerging Growth Companies
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549-4561

Re:	NetFabric Holdings, Inc.
Form 10-KSB
Filed April 16, 2007
File No. 000-31553

Dear Mr. Horowitz:

On behalf of NetFabric Holdings, Inc., (“NetFabric” or the “Company”), we acknowledge receipt of your letter, dated August 2, 2007 (the “Letter”), regarding the above referenced Form 10-KSB. We will respond to the comments of the staff of the Securities and Exchange Commission (the “SEC”) as set forth in Letter, however, we will need additional time to comply with the comments. Accordingly, we request an extension until August 31, 2007 to comply with the SEC comments. If you have any questions pertaining to this request, kindly contact the undersigned at 973-537-0077, extension 3365.

Sincerely,

Vasan Thatham

Chief Financial Officer